UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: February 20, 2003

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59213, Nassau, Bahamas
(Address of principal executive office)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F          X           Form 40- F

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                     No          X

     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          ]

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Shipping Corporation (the “Company”), dated February 19, 2003.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT OF THE COMPANY ON FORM F-3 FILED WITH THE COMMISSION ON OCTOBER 4, 1995.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2003	TEEKAY SHIPPING CORPORATION By: /s/ Peter S. Antturi Peter S. Antturi Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT I

TEEKAY SHIPPING CORPORATION
TK House, Bayside Executive Park, West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas

EARNINGS RELEASE

TEEKAY SHIPPING CORPORATION
REPORTS FOURTH QUARTER PROFIT OF $33.1 MILLION

4th Quarter Highlights

  Net income of $33.1 million, or $0.82 per share
  International Fleet TCE earnings of $20,562 per day
  EBITDA of $90.3 million, of which $32.6 million was from long-term fixed-rate contracts
  Announced $800 million acquisition of Navion ASA

Nassau, The Bahamas – February 19, 2003 – Teekay Shipping Corporation today reported net income of $33.1 million, or $0.82 per share, for the quarter ended December 31, 2002, compared to net income of $31.2 million, or $0.78 per share, for the quarter ended December 31, 2001. Net voyage revenues for the quarter were $155.1 million, compared to $152.2 million recorded in the same period in 2001, while income from vessel operations increased to $48.6 million from $46.1 million.

Net income for the year ended December 31, 2002 was $53.4 million, or $1.33 per share, compared to $336.5 million, or $8.31 per share, for the year ended December 31, 2001. The results for the year ended December 31, 2001 included a $10.2 million, or $0.25 per share, gain on the sale of three 50%-owned vessels. There were no vessel sales during the year ended December 31, 2002. Net voyage revenues for the year ended December 31, 2002 were $543.9 million, compared to $789.5 million in the prior year, while income from vessel operations decreased to $119.3 million from $383.5 million.

The following key indicators serve to highlight changes in operating performance:

________________________________________________________________________________________________________________________

                                                 Three Months    Three Months     Three Months
                                                    Ended            Ended           Ended              Years Ended
                                                 December 31,    September 30,    December 31           December 31,
                                                                                                   _____________________
                                                     2002            2002            2001            2002        2001
________________________________________________________________________________________________________________________

International Tanker Fleet:
Revenue-generating ship-days                         5,186            4,881           5,093          19,711      20,154
TCE per revenue-generating ship-day                $20,562          $16,175         $21,203         $18,205     $30,542
TCE per calendar-ship-day                          $18,689          $13,772         $18,790         $15,951     $27,281
Vessel operating expense per calendar-ship-day      $5,213           $5,616          $5,529          $5,496      $5,374
Operating cash flow per calendar-ship-day          $10,659           $5,528         $11,029          $7,774     $19,747

Oil/Bulk/Ore (“OBO”) Fleet:
Revenue-generating ship-days                           658              650             611           2,618       2,485
TCE per revenue-generating ship-day                $14,704          $11,455         $11,041         $13,167     $16,856
TCE per calendar-ship-day                          $12,500           $9,565          $8,605         $11,215     $13,632
Vessel operating expense per calendar-ship-day      $6,678           $6,221          $6,378          $6,359      $6,246
Operating cash flow per calendar-ship-day           $2,196              $24           -$378          $1,554      $5,195

UNS Fleet:
Calendar-ship-days                                   1,148            1,104           1,104           4,424       3,470
Operating cash flow per calendar-ship-day          $16,624          $13,544         $14,928         $14,902     $15,905

Australian Fleet:
Calendar-ship-days                                     460              460             460           1,825       1,716
Operating cash flow per calendar-ship-day          $14,821          $14,656         $16,643         $15,081     $15,583

_________________________________________________________________________________________________________________________

Tanker Market

The tanker market improved during the fourth quarter of 2002 due to an increase in tanker demand combined with continued tight tanker supply following the sinking of the tanker Prestige in November 2002. Global oil demand, an underlying driver of tanker demand, rose by 2.0 million barrels per day (mb/d) to 78.7 mb/d in the fourth quarter of 2002, compared to third quarter levels, primarily due to seasonal factors and the shutdown of nuclear power plants in Japan. Global oil production increased by 1.3 mb/d to 77.9 mb/d in the fourth quarter of 2002, compared to third quarter levels. The general strike in Venezuela disrupted oil exports and reduced Venezuela’s output from 3.4 mb/d in November 2002 to 0.9 mb/d in December 2002. This resulted in the replacement of short-haul crude supplies with long-haul supplies to meet the production shortfall, increasing tanker tonne-mile demand in the fourth quarter. The sinking of the Prestige, a 26-year-old vessel, contributed to increased charterer discrimination against older vessels, resulting in an increased demand for more modern vessels.

The International Energy Agency (“IEA”) reported annual global oil demand growth of 0.5% during 2002 and, as of February 12, 2003, was forecasting oil demand of 78.0 mb/d for 2003, a 1.5% increase over 2002.

The size of the world tanker fleet increased to 307.5 million deadweight tonnes (“mdwt”) as of December 31, 2002, up 1.1% from the end of the previous quarter. A total of 3.2 mdwt was sold for demolition in the fourth quarter, compared to 4.0 mdwt in the previous quarter, while deliveries of tanker newbuildings during the fourth quarter totalled 6.9 mdwt, up from 5.6 mdwt in the previous quarter. Overall for 2002, the world tanker fleet grew by 2.8 mdwt, or 0.9%, compared to the end of 2001.

As of December 31, 2002, the world tanker orderbook was 60.5 mdwt, representing 19.7% of the of the total world tanker fleet, compared to 60.4 mdwt, or 19.8%, at the end of the previous quarter and down from 63.1 mdwt, or 20.7%, as of December 31, 2001. The Aframax tanker orderbook as of December 31, 2002 remained unchanged from the previous quarter, consisting of 131 ships, or 20.4% of the world Aframax fleet, compared to 121 ships, or 19.2%, as of December 31, 2001.

Teekay Fleet

As of December 31, 2002, the Teekay fleet (excluding vessels managed for third parties) consisted of 102 vessels, including five time-chartered-in Aframax tankers and twelve newbuilding tankers on order. On November 19, 2002, Teekay took delivery of an Aframax shuttle tanker newbuilding, which commenced a long-term charter for eight years. In addition, during the fourth quarter, Teekay entered into a long-term bareboat in-charter for an Aframax newbuilding expected to deliver in the fourth quarter of 2003.

The following is a summary of the Teekay fleet as of December 31, 2002:

_____________________________________________________________________________________________________________________

    Type                                                        Number                           Dwt
_____________________________________________________________________________________________________________________

    International Tanker Fleet:
      100%-owned Aframaxes                                        53                           5,298,700
      Time-chartered-in Aframaxes                                  5                             515,800
      Newbuilding Aframaxes on order                               7                             789,000
      Newbuilding Suezmaxes on order                               3                             456,000
      Suezmax (1)                                                  2                             302,000
      VLCC                                                         1                             280,700
    OBO Fleet (2)                                                  8                             625,900
    Australian Fleet                                               5                             381,900
    UNS Fleet:
      Shuttle Tankers (3)                                         16                           1,587,400
      Newbuilding Shuttle Tankers on order                         2                             239,500
_____________________________________________________________________________________________________________________

    Total:                                                       102                         10,476,900
_____________________________________________________________________________________________________________________

(1) Includes one 50%-owned Suezmax tanker.
(2) Includes one 67%-owned OBO carrier and one 52%-owned OBO carrier.
(3) Includes six shuttle tankers of which Teekay’s ownership interest ranges from 50% to 89%.

Other Highlights

On December 16, 2002, Teekay and Statoil ASA announced a definitive agreement under which Teekay will acquire Statoil’s wholly-owned shipping company, Navion ASA, on a debt free basis, for approximately US $800 million in cash. As previously announced, this transaction is expected to close in the second quarter of 2003.

On February 18,2003, Teekay announced that it had completed the sale of its 7.25% Premium Equity Participating Security Units (PEPS Units) pursuant to its currently effective universal shelf registration statement. The sale consisted of 5,750,000 PEPS Units, including 750,000 PEPS Units issued in connection with the exercise by the underwriters' of their over-allotment option. Teekay received gross proceeds of $143.75 million from the sale. Proceeds from the offering may be used to finance potential acquisitions and for general corporate purposes, including capital expenditures, working capital, and the repayment of debt.

Teekay Shipping Corporation is a leading provider of international crude oil and petroleum product transportation services through the world’s largest fleet of medium-sized oil tankers. Headquartered in Nassau, Bahamas, with offices in 11 other countries, Teekay employs more than 4,100 seagoing and shore-based staff around the world. The Company’s fleet has earned a reputation for safety and excellence in providing transportation services to major oil companies, oil traders and government agencies worldwide.

Teekay's common stock is listed on the New York Stock Exchange where it trades under the symbol "TK".

The Company plans to host a conference call at 11:00 a.m. EDT (8:00 a.m. PDT) on February 20, 2003, to discuss the results for the quarter. All shareholders and interested parties are invited to listen to the live conference call through www.teekay.com. A recording of the call will be available until February 27, 2003 by dialing (719) 457-0825, access code 463361, or via the Company’s Web site until March 20, 2003.

Contact: Investor Relations
Attn: Jerome Holland
(604) 844-6654
Web site: www.teekay.com

SUMMARY CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except share and per share data)

                                       Three Months      Three Months         Three Months
                                          Ended              Ended               Ended               Years Ended
                                       December 31,      September 30,        December 31,           December 31,
                                           2002               2002                2001            2002          2001
                                        (unaudited)       (unaudited)         (unaudited)

NET VOYAGE REVENUES
Voyage revenues                           222,835            184,927            213,146          783,327      1,039,056
Voyage expenses                            67,691             62,166             60,925          239,455        249,562
------------------------------------ ------------------ ----------------- ----------------- ------------- -------------
Net voyage revenues                       155,144            122,761            152,221          543,872        789,494
------------------------------------ ------------------ ----------------- ----------------- ------------- -------------
OPERATING EXPENSES
Vessel operating expenses                  40,620             44,365             41,427          168,035        154,831
Time-charter hire expense                  12,309             11,430             14,542           49,949         66,019
Depreciation and amortization              39,160             37,295             36,810          149,296        136,283
General and administrative                 14,422             14,330             13,326           57,246         48,898
------------------------------------ ------------------ ----------------- ----------------- ------------- -------------
                                          106,511            107,420            106,105          424,526        406,031
------------------------------------ ------------------ ----------------- ----------------- ------------- -------------
Income from vessel operations              48,633             15,341             46,116          119,346        383,463
------------------------------------ ------------------ ----------------- ----------------- ------------- -------------
OTHER ITEMS
Interest expense                          (14,120)           (14,675)           (15,305)         (57,974)       (66,249)
Interest income                               803                898              1,329            3,494          9,196
Other (loss) income                        (2,210)              (921)              (943)         (11,475)        10,108

------------------------------------ ------------------ ----------------- ----------------- ------------- -------------
                                          (15,527)           (14,698)           (14,919)         (65,955)       (46,945)
------------------------------------ ------------------ ----------------- ----------------- ------------- -------------
Net income                                 33,106                643             31,197           53,391        336,518
------------------------------------ ------------------ ----------------- ----------------- ------------- -------------
Earnings per common share
-       Basic                               $0.83              $0.02              $0.79            $1.35          $8.48
-       Diluted                             $0.82              $0.02              $0.78            $1.33          $8.31
------------------------------------ ------------------ ----------------- ----------------- ------------- -------------
Weighted-average number of common
shares outstanding
-       Basic                          39,668,835         39,667,088         39,732,985       39,630,997     39,706,799
-       Diluted                        40,273,565         40,229,966         40,244,186       40,252,396     40,488,222
------------------------------------ ------------------ ----------------- ----------------- ------------- -------------

SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

                                                                        As at December 31,     As at December 31,
                                                                               2002                    2001

ASSETS
Cash and cash equivalents                                                     284,625                   174,950
Other current assets                                                          178,933                    92,519
Marketable securities – long-term                                              13,630                    16,026
Vessels and equipment                                                       1,928,488                 1,925,844
Advances on newbuilding contracts                                             138,169                   117,254
Other assets                                                                   90,472                    54,109
Goodwill                                                                       89,189                    87,079
-------------------------------------------------------------------- ------------------------- -----------------------
Total Assets                                                                2,723,506                 2,467,781
-------------------------------------------------------------------- ------------------------- -----------------------
LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable and accrued liabilities                                      105,950                    75,495
Current portion of long-term debt                                              83,605                    51,830
Long-term debt                                                              1,047,217                   883,872
Other long-term liabilities                                                    44,512                    39,407
Minority interest                                                              20,324                    18,977
Stockholders’ equity                                                        1,421,898                 1,398,200
-------------------------------------------------------------------- ------------------------- -----------------------
Total Liabilities and Stockholders’ Equity                                  2,723,506                 2,467,781
-------------------------------------------------------------------- ------------------------- -----------------------

SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

                                                                                       Years Ended
                                                                                       December 31,
                                                                             2002                    2001
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
-------------------------------------------------------------------- ------------------------- ----------------------
Net cash flow from operating activities                                       214,444                   520,150
-------------------------------------------------------------------- ------------------------- ----------------------

FINANCING ACTIVITIES
Net proceeds from long-term debt                                              255,185                   688,381
Scheduled repayments of long-term debt                                        (51,830)                  (72,026)
Prepayments of long-term debt                                                  (8,000)                 (751,738)
Other                                                                         (32,351)                  (35,505)
-------------------------------------------------------------------- ------------------------- ----------------------
Net cash flow from financing activities                                       163,004                  (170,888)
-------------------------------------------------------------------- ------------------------- ----------------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                                       (135,650)                 (184,983)
Expenditures for drydocking                                                   (34,913)                  (20,064)
Deposit for the purchase of Navion ASA                                        (76,000)                        -
Expenditure for the purchase of Ugland Nordic Shipping AS                           -                  (176,453)
Investment in joint venture                                                   (26,000)                        -
Other                                                                           4,790                    25,888
-------------------------------------------------------------------- ------------------------- ----------------------
Net cash flow from investing activities                                      (267,773)                 (355,612)
-------------------------------------------------------------------- ------------------------- ----------------------

Increase (decrease) in cash and cash equivalents                              109,675                    (6,350)
Cash and cash equivalents, beginning of the period                            174,950                   181,300
-------------------------------------------------------------------- ------------------------- ----------------------
Cash and cash equivalents, end of the period                                  284,625                   174,950
-------------------------------------------------------------------- ------------------------- ----------------------

TEEKAY SHIPPING CORPORATION
SUPPLEMENTAL INFORMATION
(in thousands of U.S. dollars)

                                                            Three Months Ended December 31, 2002
                                                                       (unaudited)

                                         International        OBO           UNS         Australian         Total
                                         Tanker Fleet        Fleet*        Fleet           Fleet           Fleet
--------------------------------------- --------------- ------------- --------------- --------------- ---------------
Net voyage revenues                         103,087         13,642         26,366         12,049          155,144
Vessel operating expenses                    26,367          4,915          5,229          4,109           40,620
Time-charter hire expense                     7,867          4,442              -              -           12,309
Depreciation and amortization                25,664          2,187          8,694          2,615           39,160
--------------------------------------- --------------- ------------- --------------- --------------- ---------------

                                                          Three Months Ended September 30, 2002
                                                                       (unaudited)

                                         International        OBO           UNS         Australian         Total
                                         Tanker Fleet        Fleet*        Fleet           Fleet           Fleet
--------------------------------------- --------------- ------------- --------------- --------------- ---------------
Net voyage revenues                          76,064         10,627         24,388         11,682          122,761
Vessel operating expenses                    28,435          4,579          7,469          3,882           44,365
Time-charter hire expense                     7,843          3,587              -              -           11,430
Depreciation and amortization                24,467          1,987          8,279          2,562           37,295
--------------------------------------- --------------- ------------- --------------- --------------- ---------------

TEEKAY SHIPPING CORPORATION
SUPPLEMENTAL INFORMATION - CONTINUED
(in thousands of U.S. dollars)

                                                            Three Months Ended December 31, 2001
                                                                        (unaudited)

                                         International        OBO           UNS         Australian         Total
                                         Tanker Fleet        Fleet*        Fleet           Fleet           Fleet
--------------------------------------- --------------- ------------- --------------- --------------- ---------------
Net voyage revenues                         104,396         10,829         24,712         12,284          152,221
Vessel operating expenses                    27,475          4,694          5,568          3,690           41,427
Time-charter hire expense                    10,046          4,496              -              -           14,542
Depreciation and amortization                23,515          1,642          9,504          2,149           36,810
--------------------------------------- --------------- ------------- --------------- --------------- ---------------

                                                                Year Ended December 31, 2002

                                         International        OBO           UNS         Australian         Total
                                         Tanker Fleet        Fleet*        Fleet           Fleet           Fleet
--------------------------------------- --------------- ------------- --------------- --------------- ---------------
Net voyage revenues                         346,900         51,005         98,377         47,590          543,872
Vessel operating expenses                   109,386         18,567         24,310         15,772          168,035
Time-charter hire expense                    31,693         18,256              -              -           49,949
Depreciation and amortization                97,640          7,767         33,618         10,271          149,296
--------------------------------------- --------------- ------------- --------------- --------------- ---------------

                                                                Year Ended December 31, 2001

                                         International        OBO           UNS         Australian         Total
                                         Tanker Fleet        Fleet*        Fleet**         Fleet           Fleet
--------------------------------------- --------------- ------------- --------------- --------------- ---------------
Net voyage revenues                         598,538         67,395         80,053         43,508          789,494
Vessel operating expenses                   105,519         18,239         17,815         13,258          154,831
Time-charter hire expense                    38,430         27,589              -              -           66,019
Depreciation and amortization                92,737          5,384         30,161          8,001          136,283
--------------------------------------- --------------- ------------- --------------- --------------- ---------------

* Time-charter hire expense for the OBO Fleet represents the minority pool participants’ share of the OBO pool’s net voyage revenues.
** Represents results for the period from March 6, 2001 to December 31, 2001.

FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding tanker charter rates, the balance of supply and demand in the crude tanker market, and the expected closing of Teekay’s acquisition of Navion ASA. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of or demand for oil and petroleum products, either generally or in particular regions; greater or less than anticipated levels of tanker newbuilding orders or greater or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in applicable industry regulations; changes in the typical seasonal variations in tanker charter rates; the potential inability to close the Navion transaction; and other factors discussed in Teekay’s Report on Form 20-F for the fiscal year ended December 31, 2001 and subsequent SEC filings, including the Rule 424(B) prospectus supplement filed with the SEC on February 14, 2003.